21001429

SEC Mail Proc

JAN 2 8 2021

Washington, DC

ON

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-26525

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/01/19 (MM/DD/YY) AND ENDING 11/30/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Demopolis Capital Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8 W. 126th Street, 3rd Floor
(No. and Street)

Harlem,	NY	10027
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Garey Fuqua — (212) 558-6400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alvarez & Associates, Inc. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Ave., Suite 165	Northridge,	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Garey Fuqua, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Demopolis Capital Inc., as of November 30, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President & CEO

Title

Notary Public

MARK F. SHKRELI
Notary Public, State of New York
No. 03-4996849
Qualified in Bronx County
Cert. Filed in Westchester County
Commission Expires 08/26/22

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of NY
County of Westchester
Subscribed and sworn to (or affirmed) before me on this 16 day of Jan 2021,
by
GAREY FUQUA proved to me on the basis of satisfactory evidences to be the person who appeared before me.
Notary Public

MARK F. SHKRELI
Notary Public, State of New York
No. 03-4996849
Qualified in Bronx County
Cert. Filed in Westchester County
Commission Expires 08/26/22

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Stockholder(s) of Demopolis Capital Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Demopolis Capital Inc. (the "Company") as of November 30, 2020, the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of November 30, 2020, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2018.
Northridge, California
January 15, 2021

Deomoplis Capital Inc.
Statement of Financial Condition
November 30, 2020

Assets

Cash	$	39,326
Prepaid expenses		903
Total assets	$	40,229

Liabilities and Stockholders' Equity

Liabilities		
Accounts payable and accrued expenses	$	17,128
Total liabilities		17,128
Commitments and contingencies		
Stockholders' equity		
Common stock, no par value, 5,000 shares authorized, 2,065 shares issued and outstanding		436,462
Accumulated deficit		(413,361)
Total stockholders' equity		23,101
Total liabilities and stockholders' equity	$	40,229

The accompanying notes are an integral part of these financial statements.

Demopolis Capital Inc.
Statement of Operations
For the Fiscal Year Ended November 30, 2020

Revenues	
Success fees	$ 265,360
Service fees	12,475
Interest income	104
Total revenues	277,939
Expenses	
Commission expense	178,855
Professional fees	68,968
Occupancy expense	6,525
Other operating expenses	40,670
Total expenses	295,018
Net income (loss)	$ (17,079)

The accompanying notes are an integral part of these financial statements.

Demopolis Capital Inc.
Statement of Changes in Stockholders' Equity
For the Fiscal Year Ended November 30, 2020

	Number of Shares	Common Stock	Accumulated Deficit	Total
Balance at November 30, 2019	4,646	$ 411,462	$ (396,282)	$ 15,180
3 for 1 reverse stock split	(3,097)	-	-	
Proceeds from issuance of common stock	516	25,000	-	25,000
Net income (loss)	-	-	(17,079)	(17,079)
Balance at November 30, 2020	2,065	$ 436,462	$ (413,361)	$ 23,101

The accompanying notes are an integral part of these financial statements.

Demopolis Capital Inc.
Statement of Cash Flows
For the Fiscal Year Ended November 30, 2020

Cash flow from operating activities:				
Net income (loss)			$	(17,079)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:				
(Increase) decrease in assets:				
Prepaid expense	$	2,125		
Increase (decrease) in liabilities:				
Accounts payable and accrued expenses		9,683		
Total adjustments				11,808
Net cash provided by (used in) operating activities				(5,271)
Net cash provided by (used in) investing activities				-
Cash flow from financing activities				
Issuance of common stock		25,000		
Net cash provided by (used in) financing activities				25,000
Net increase (decrease) in cash				19,729
Cash at beginning of year				19,597
Cash at end of year			$	39,326
Supplemental disclosure of cash flow information:				
Cash paid during the year for:				
Interest	$	-		
Income taxes	$	57		

The accompanying notes are an integral part of these financial statements.

Demopolis Capital Inc.
Notes to Financial Statements
November 30, 2020

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Demopolis Capital Inc. (the "Company") is duly incorporated, validly existing and in good standing under the laws of the State of Delaware and came into existence with the filing of Articles of Incorporation in the State of Delaware on June 24, 2020. The Company, operating in Harlem, NY, is duly qualified to do business as a foreign corporation and is in good standing with the State of New York. The Company became registered with the Securities and Exchange Commission ("SEC") as a broker-dealer in accordance with the Securities Exchange Act of 1934 ("Exchange Act") and is a member of the Financial Industry Regulatory Authority ("FINRA"), the Securities Investor Protection Corporation ("SIPC"), and the Municipal Securities Rulemaking Board ("MSRB"), following the acquisition of the assets and liabilities of John W. Loofbourrow Associates, Inc. ("JWLA"), which incorporated in the State of Delaware on November 7, 1980, and the membership registration of which as a broker-dealer was approved on September 11, 1981.

Under its membership agreement with FINRA, the Company does not claim an exemption under the Securities Exchange Act of 1934 ("Exchange Act" or "SEA") Rule 15c3-3, in reliance on footnote 74 to Exchange Act Release No. 34-70073 (effective June 1, 2014), and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company engages in the private placements of securities including the sale of municipal private placements. The Company does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 promulgated under the Exchange Act pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Lease

The Company has an operating lease for office space not subject to ASC 842, according to the short-term lease exemption. The Company recognizes lease cost associated with this lease on a straight-line basis over the lease term.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition

Contracts with Customers

The Company earns revenues pursuant to its private placement agreements with customers, shown as Success fees on the Statement of Operations. The types of revenues that the Company recognizes consist of success and retainer fees. Retainer revenue is recognized based on the terms of the contract for the month in which the services are stated and performed. Success fees are recorded on the transaction's closing date. That is the date in which possession transfers over to the customer and the Company's revenue amounts are probable and determinable.

The foregoing recognition and measurement of these revenues require significant judgment, including: whether performance obligations are satisfied at a point in time or over time; the linking of multiple performance obligations to their transaction price value; the determination of satisfactory progress on performance obligations in accordance with the agreement; whether constraints on variable consideration exist due to uncertainties; and myriad other matters.

Commission expense is recorded in the period for which the revenue is recognized. Registered representatives are typically paid out a percentage of the revenue generated, and not paid until the Company receives the funds.

Service fees

Service fees revenue of $12,475 for the year ended November 30, 2020 represents the reimbursement of regulatory license fees and other reimbursements paid by the Company on behalf of its registered representatives. The associated license costs are included in Other operating expenses.

Income Taxes

The Company accounts for its income taxes in accordance with FASB ASC 740, Income Taxes. This standard requires the establishment of a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes, including taxable and deductible temporary differences as well as net operating loss and tax credit carryforwards. Deferred tax expenses or benefits are recognized as a result of changes in the tax basis of an asset or liability when measured against its reported amount in the financial statements.

Current income taxes are provided for estimated taxes payable or refundable based on tax returns. Deferred income taxes are recognized for the estimated future tax effects attributable to temporary differences in the basis of assets and liabilities for financial and tax reporting purposes. Measurement of current and deferred tax assets and liabilities is based on provisions of enacted federal and state tax laws.

Note 2: INCOME TAXES

The Company is required to file income tax returns in both federal and state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. For federal purposes, the statute of limitations is three years. Accordingly, the Company is no longer subject to examination of federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for state purposes is generally three years but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of November 30, 2020, the IRS has not proposed any adjustment to the Company's tax position.

The Company has available at November 30, 2020, unused Federal net operating losses estimated to be $96,538 which may be applied against future taxable income, resulting in a deferred tax asset of approximately $20,273. The net operating loss begins to expire in the year 2032.

A 100% valuation allowance has been established against this benefit since management cannot determine if it is more likely than not that the asset will be realized.

Note 3: COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company is subject to pending and threatened legal actions. After reviewing the pending and threatened litigation with counsel, management believes that the outcome of such actions will not have a material adverse effect on the Company's statement of financial condition.

The Company had no commitments as of November 30, 2020 or during the year then ended.

Note 4: SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Note 5: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Exchange Act Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on November 30, 2020, the Company had net capital of $22,198 which was $17,198 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($17,128) to net capital was 0.77 to 1, which is less than the 15 to 1 maximum allowed.

Note 6: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a difference of $6,670 between the computation of net capital under net capital Rule 15c3-1 promulgated under the Exchange Act and the corresponding unaudited FOCUS part IIA.

Net capital per unaudited schedule		$ 28,868
Adjustments	$ (6,670)	
Accumulated deficits		(6,670)
Net capital per audited statements		$ 22,198

Demopolis Capital Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to SEA Rule 15c3-1
As of November 30, 2020

Computation of net capital		
Common stock	$ 411,462	
Accumulated deficit	(413,361)	
Total stockholders' equity		$ 23,101
Prepaid expenses	(903)	
Total non-allowable assets		(903)
Net Capital		22,198
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 1,142	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		(5,000)
Excess net capital		$ 17,198
Ratio of aggregate indebtedness to net capital	0.77 : 1	

There was a difference of $6,670 between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 Part IIA report dated November 30, 2020.

See report of Independent Registered Public Accounting Firm.

Demopolis Capital Inc.
Schedule II - Computation for Determining of Reserve Requirements Pursuant to SEA Rule 15c3-3
As of November 30, 2020

A computation of reserve requirements is not applicable to Demopolis Capital Inc. as the Company does not claim an exemption under Rule 15c3-3 promulgated under the Exchange Act, in reliance on footnote 74 to Exchange Act Release No. 34-70073 (effective June 1, 2014), and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company engages in the private placements of securities including the sale of municipal private placements.

See report of Independent Registered Public Accounting Firm.

Demopolis Capital Inc.
Schedule III - Information Relating to Possession or Control
Requirements Pursuant to SEA Rule 15c3-3
As of November 30, 2020

Information relating to possession or control requirements is not applicable to Demopolis Capital Inc. as the Company does not claim an exemption under Rule 15c3-3 promulgated under the Exchange Act, in reliance on footnote 74 to Exchange Act Release No. 34-70073 (effective June 1, 2014), and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company engages in the private placements of securities including the sale of municipal private placements.

See report of Independent Registered Public Accounting Firm.